UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_______________________________
SCHEDULE 13D

Under the Securities Exchange Act of 1934
_______________________________

Watford Holdings Ltd.
 (Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G94787101
(CUSIP Number)

c/o Enstar Group Limited
P.O. Box HM 2267, Windsor Place 3rd Floor
22 Queen Street
Hamilton, Bermuda HMJX
(441) 292-3645
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G94787101	SCHEDULE 13D	PAGE 2 OF 8

1		NAME OF REPORTING PERSONS Cavello Bay Reinsurance Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER * 1,815,858 (1)
	8	SHARED VOTING POWER * -0-
	9	SOLE DISPOSITIVE POWER * 1,815,858 (1)
	10	SHARED DISPOSITIVE POWER * -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,815,858 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.1% (2)
14		TYPE OF REPORTING PERSON (see instructions) IC

* See Item 5.

(1) The shares are held by Cavello Bay Reinsurance Limited, a Bermuda company (“Cavello Bay”). Cavello Bay has voting and dispositive power over all of these shares, except that Kenmare Holdings Ltd., a Bermuda company (“Kenmare”), the parent of Cavello Bay, and Enstar Group Limited, a Bermuda company (“Enstar”), the parent of Kenmare, may be deemed to share the right to direct the voting and dispositive power over such shares.

(2) This percentage is calculated based on 19,886,979 common shares issued and outstanding as of August 7, 2020, as reported in the Issuer’s Form 10-Q filed on August 7, 2020.

CUSIP NO. G94787101	SCHEDULE 13D	PAGE 3 OF 8

1		NAME OF REPORTING PERSONS Kenmare Holdings Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER * -0-
	8	SHARED VOTING POWER * 1,815,858 (1)
	9	SOLE DISPOSITIVE POWER * -0-
	10	SHARED DISPOSITIVE POWER * 1,815,858 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,815,858 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.1% (2)
14		TYPE OF REPORTING PERSON (see instructions) CO, HC

* See Item 5.

(1) The shares are held by Cavello Bay Reinsurance Limited, a Bermuda company (“Cavello Bay”). Cavello Bay has voting and dispositive power over all of these shares, except that Kenmare Holdings Ltd., a Bermuda company (“Kenmare”), the parent of Cavello Bay, and Enstar Group Limited, a Bermuda company (“Enstar”), the parent of Kenmare, may be deemed to share the right to direct the voting and dispositive power over such shares.

(2) This percentage is calculated based on 19,886,979 common shares issued and outstanding as of August 7, 2020, as reported in the Issuer’s Form 10-Q filed on August 7, 2020.

1		NAME OF REPORTING PERSONS Enstar Group Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER * -0-
	8	SHARED VOTING POWER * 1,815,858 (1)
	9	SOLE DISPOSITIVE POWER * -0-
	10	SHARED DISPOSITIVE POWER * 1,815,858 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,815,858 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.1% (2)
14		TYPE OF REPORTING PERSON (see instructions) CO, HC

* See Item 5.

(1) The shares are held by Cavello Bay Reinsurance Limited, a Bermuda company (“Cavello Bay”). Cavello Bay has voting and dispositive power over all of these shares, except that Kenmare Holdings Ltd., a Bermuda company (“Kenmare”), the parent of Cavello Bay, and Enstar Group Limited, a Bermuda company (“Enstar”), the parent of Kenmare, may be deemed to share the right to direct the voting and dispositive power over such shares.

(2) This percentage is calculated based on 19,886,979 common shares issued and outstanding as of August 7, 2020, as reported in the Issuer’s Form 10-Q filed on August 7, 2020.

CUSIP NO. G94787101	SCHEDULE 13D	PAGE 4 OF 8

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is Common Shares (the “Common Shares”) of Watford Holdings Ltd., a Bermuda company (the “Issuer”). The address of the principal executive offices of the Issuer is Waterloo House, 1st Floor, 100 Pitts Bay Road, Pembroke HM 08, Bermuda.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by (i) Cavello Bay Reinsurance Limited, a Bermuda company (“Cavello Bay”), (ii) Kenmare Holdings Ltd., a Bermuda company (“Kenmare”), and (iii) Enstar Group Limited (“Enstar” and, together with Cavello Bay and Kenmare, the “Reporting Persons”). A Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto.

(b) The principal business address for the Reporting Persons is P.O. Box HM 2267, Windsor Place 3rd Floor, 22 Queen Street, Hamilton Bermuda HM JX.

(c) The Reporting Persons, together with their affiliates, primarily acquire and manage insurance and reinsurance companies in run-off.

The name, business address, and present principal occupation or employment of each director and executive officer of the Reporting Persons, in each case as of the date hereof, are set forth in Schedule A hereto and incorporated herein by reference.

(d) None of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A hereto have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A hereto have, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f) Cavello Bay is a wholly-owned subsidiary of Kenmare, which is a wholly-owned subsidiary of EGL.

Item 3. Source and Amount of Funds or Other Consideration

The Common Shares were purchased by Cavello Bay in the open market at an aggregate purchase price (excluding brokerage commissions) of $43,407,185.00. The source of the funds used by Cavello to purchase the Common Shares was working capital.

Item 4. Purpose of Transaction

Cavello Bay acquired the Common Shares to which this Schedule 13D relates for investment purposes.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Common Shares at prices that would make the purchase or sale of Common Shares desirable, the Reporting Persons reserve the right to and may acquire or dispose of Common Shares, including through public and private transactions. Cavello Bay intends to review its investment in the Issuer on a continuing basis.

The Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action described in subsections (a) through (j) of Item 4 of Schedule 13D. Depending on various factors, the Reporting Persons and each of their representatives may from time to time engage in discussions with the Issuer, other current or prospective shareholders of the Issuer, existing or potential strategic partners, investment professionals and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure, corporate governance, Board composition and strategic alternatives and direction, as well as pursue other plans or proposals that relate to or could result in any of the actions that are described in subsections (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO. G94787101	SCHEDULE 13D	PAGE 5 OF 8

Item 5. Interest in Securities of the Issuer

(a)As of the date hereof, the Reporting Persons beneficially own, in aggregate, 1,815,858 Common Shares, representing 9.1% of the Issuer’s outstanding shares.

(b)Cavello Bay Reinsurance Limited

Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 1,815,858
(ii) shared power to vote or to direct the vote: 0
(iii) sole power to dispose or to direct the disposition of: 1,815,858
(iv) shared power to dispose or to direct the disposition of: 0

Kenmare Holdings Ltd.

Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 0
(ii) shared power to vote or to direct the vote: 1,815,858
(iii) sole power to dispose or to direct the disposition of: 0
(iv) shared power to dispose or to direct the disposition of: 1,815,858

Enstar Group Limited

Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 0
(ii) shared power to vote or to direct the vote: 1,815,858
(iii) sole power to dispose or to direct the disposition of: 0
(iv) shared power to dispose or to direct the disposition of: 1,815,858

(c)The following table lists all transactions in Common Shares that were effected during the past sixty days by Cavello Bay. All such transactions were effected on the open market.

Common Shares Purchased	Price Per Share ($) (1)	Date of Purchase
105,000	23.0715 (2)	9/10/2020
42,000	23.6279 (3)	9/11/2020
117,053	24.9166 (4)	9/14/2020
22,947	24.0499 (5)	9/14/2020
35,000	22.9766 (6)	9/14/2020
56,237	23.7688 (7)	9/15/2020
23,700	24.5147 (8)	9/16/2020
44,627	24.4391 (9)	9/17/2020
104,370	24.5457 (10)	9/18/2020
62,897	23.9422 (11)	9/21/2020
121,649	24.9423 (12)	9/21/2020

(1)The prices reported are weighted average prices. These shares were purchased in multiple transactions at various prices ranging as set forth in the footnotes below. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the footnotes below.
(2)These shares were purchased in multiple transactions at prices ranging from $22.610 to $23.480, inclusive.
(3)These shares were purchased in multiple transactions at prices ranging from $23.420 to $23.800, inclusive.
(4)These shares were purchased in multiple transactions at prices ranging from $24.525 to $25.000, inclusive.
(5)These shares were purchased in multiple transactions at prices ranging from $23.520 to $24.520, inclusive.
(6)These shares were purchased in multiple transactions at prices ranging from $22.535 to $23.220, inclusive.
(7)These shares were purchased in multiple transactions at prices ranging from $23.360 to $24.000, inclusive.
(8)These shares were purchased in multiple transactions at prices ranging from $24.210 to $24.795, inclusive.
(9)These shares were purchased in multiple transactions at prices ranging from $23.850 to $24.670, inclusive.

CUSIP NO. G94787101	SCHEDULE 13D	PAGE 6 OF 8

(10)These shares were purchased in multiple transactions at prices ranging from $24.210 to $24.990, inclusive.
(11)These shares were purchased in multiple transactions at prices ranging from $23.480 to $24.480, inclusive.
(12)These shares were purchased in multiple transactions at prices ranging from $24.490 to $25.350, inclusive.

(d) No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Item 4 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and any other person with respect to securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1   Joint Filing Agreement by and among Cavello Bay Reinsurance Limited, Kenmare Holdings
Ltd. And Enstar Group Limited, dated September 21, 2020.

CUSIP NO. G94787101	SCHEDULE 13D	PAGE 7 OF 8

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 21, 2020
               Cavello Bay Reinsurance Limited

               By:  /s/ Guy Bowker
               Name:  Guy Bowker
               Title:  Director

               Kenmare Holdings Ltd.

               By:  /s/ Guy Bowker
               Name:  Guy Bowker
               Title:  Director

               Enstar Group Limited

               By:  /s/ Guy Bowker
               Name:  Guy Bowker
               Title:  Chief Financial Officer

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS OF
Cavello Bay Reinsurance Limited, Kenmare Holdings Ltd. and Enstar Group Limited

The following table sets forth the name, present principal occupation or employment and citizenship of each of the executive officers and directors of Cavello Bay Reinsurance Limited, a Bermuda company (“Cavello Bay”), Kenmare Holdings Ltd., a Bermuda company (“Kenmare”), and Enstar Group Limited, a Bermuda company (“Enstar”). Unless otherwise indicated below, the business address of each executive officer and director of Cavello Bay, Kenmare and Enstar is P.O. Box HM 2267, Windsor Place, 3rd Floor, 22 Queen Street, Hamilton, Bermuda HMJ.

Cavello Bay Reinsurance Limited

Name	Present Principal Occupation or Employment	Citizenship
Executive Officers
Paul Bohus	SVP, Corporate Development, Enstar Group Limited	United States
David Foley	Chief Actuary, Enstar Group Limited	United States
Daniel Lovett	Senior Risk Manager, Enstar Group Limited	United Kingdom

Directors
Paul Bohus	SVP, Corporate Development, Enstar Group Limited	United States
Guy Bowker	Chief Financial Officer, Enstar Group Limited	New Zealand
Karen Esdale	Chief Risk Officer, Enstar Group Limited	Ireland
Orla Gregory	Chief Operating Officer, Enstar Group Limited	Ireland
Robin Mehta	Bermuda Operations Leader, Beecher Carlson	Canada
Duncan Scott	Senior Vice President, Managing Director, Finance, Enstar Group Limited	United Kingdom

Kenmare Holdings Ltd.

Name	Present Principal Occupation or Employment	Citizenship
Executive Officers
Guy Bowker	Chief Financial Officer, Enstar Group Limited	New Zealand

Directors
Guy Bowker	Chief Financial Officer, Enstar	New Zealand
Karen Esdale	Chief Risk Officer, Enstar	Ireland
Orla Gregory	Chief Operating Officer, Enstar	Ireland
Duncan Scott	Senior Vice President, Managing Director, Finance, Enstar	United Kingdom

Enstar Group Limited

Name	Present Principal Occupation or Employment	Citizenship
Executive Officers
Dominic Silvester	CEO, Enstar Group Limited	United Kingdom
Paul O’Shea	President, Enstar Group Limited	Ireland
Orla Gregory	Chief Operating Officer, Enstar Group Limited	Ireland
Guy Bowker	Chief Financial Officer, Enstar Group Limited	New Zealand
Nazar Alobaidat	Chief Investment Officer, Enstar (US), Inc.	United States
David Atkins	Chief Executive Officer, Enstar (EU) Limited	United Kingdom
Paul Brockman	President and Chief Executive Officer, Enstar (US), Inc.	United Kingdom

Directors
Robert Campbell	Partner, Beck Mack and Oliver	United States
Dominic Silvester	CEO, Enstar	United Kingdom
B. Frederick Becker	Chairman, Dorada Holdings Ltd. (Bermuda)	United States
James Carey	Senior Principal, Stone Point Capital	United States
Hans-Peter Gerhardt	Former CEO of Asia Capital Re, PARIS RE and AXA Re	Germany
W. Myron Hendry	Former Executive Vice President and Chief Platform Officer, XL Catlin	United States
Jie Liu	Partner, Hillhouse Capital	Canada
Paul O’Shea	President, Enstar Group Limited	Ireland
Hitesh Patel	Former CEO, Lucida plc; former KPMG Partner	United Kingdom
Poul Winslow	Managing Director, CPPIB	Denmark

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that (i) this statement on Schedule 13D has been adopted and filed on behalf of each of them and (ii) all future amendments to such statement on Schedule 13D will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Date: September 21, 2020

               Cavello Bay Reinsurance Limited

               By:  /s/ Guy Bowker
               Name:  Guy Bowker
               Title:  Director

               Kenmare Holdings Ltd.

               By:  /s/ Guy Bowker
               Name:  Guy Bowker
               Title:  Director

               Enstar Group Limited

               By:  /s/ Guy Bowker
               Name:  Guy Bowker
               Title:  Chief Financial officer